Filed by Aspirational Consumer Lifestyle Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Wheels Up Partners Holdings LLC

Commission File No. 001-39541

SUBJECT: King Dreams

February 5, 2021

Dear King Dreams Investor,

We recently shared the very exciting news that Wheels Up has taken a significant step towards becoming a public company by entering into a merger agreement with Aspirational Consumer Lifestyle Corp. (“Aspirational”) (NYSE: ASPL). Following this announcement, you are likely wondering what this transaction means for your investment in King Dreams and what impact the transaction will have assuming it goes forward as we expect it to.

We wanted to share the following Frequently Asked Questions to help address some of these questions.

Q:	What will happen to King Dreams in connection with the planned merger?

A:           Kings Dreams is expected to be liquidated at the time of the closing of the planned merger. If everything goes forward as expected, each holder of King Dreams interests at the time of the merger will receive shares of ASPL Class A Common Stock based on their ownership interests in King Dreams.

Q:	What will equity holders of King Dreams receive in the planned merger?

A:           Based on the current capitalization of Wheels Up and King Dreams, it is expected that, at the closing of the planned merger, each outstanding King Dreams Class B Interest would convert into the right to receive approximately 0.368 shares of ASPL Class A Common Stock.

Q:	How are the conversion ratios calculated?

A:           The amount that holders of King Dreams interests are entitled to receive following the liquidation is based on (i) the current equity capitalization of King Dreams on an as-converted to Wheels Up interests basis, and then (ii) converting those newly converted Wheels Up interests into shares of ASPL Class A stock. The currently calculated exchange ratio for each Wheels Up interest into shares of ASPL stock is 0.4604, which is calculated using a base purchase price for Wheels Up of $1,885,000,000 and a price per share of ASPL Class A Common Stock of $10.00. The exchange ratio will change if the number of existing Wheels Up interests changes or if the number of King Dreams interests changes prior to closing. A change in the exchange ratio would impact the number of shares of ASPL Class A Common Stock that each King Dreams interest has the right to receive following the liquidation and the merger. We do not currently expect a material adjustment one way or the other to the exchange ratios prior to closing.

Q:	Am I entitled to receive any additional compensation as a result of this transaction?

A:           As a result of the planned merger, Wheels Up equity holders who hold interests at the time of the merger will also have the right to receive a pro rata share of up to 9,000,000 additional shares of ASPL Class A Common Stock. These additional shares, which are a form of earnout, would be issued if certain share price thresholds described in the merger agreement are met for specified periods of time. King Dreams equity holders are expected to be able to participate in the earnout on an as-converted to Wheels Up interests basis. Additional information about these earnout shares, and the applicable price thresholds, can be found in the Form 8-K/A filed by Aspirational on February 2, 2021.

While we are limited in the information we can share with you by SEC rules and regulations, we will continue to do our best to answer your questions about this exciting and transformative time for our Company.

Please continue to direct any questions you have to IR@wheelsup.com. In addition, you can visit www.wheelsup.com/investors for information about this transaction.

* * *

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Wheels Up Partners Holdings LLC, a Delaware limited liability company (“Wheels Up”), and Aspirational. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Aspirational’s securities, (ii) the risk that the transaction may not be completed by Aspirational’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Aspirational, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of that certain Agreement and Plan of Merger, dated as of February 1, 2021 (the “Merger Agreement”), by and among Aspirational, Wheels Up, KittyHawk Merger Sub LLC, a Delaware limited liability corporation and a direct wholly owned subsidiary of Aspirational, Wheels Up Blocker Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Aspirational, the Blocker Merger Subs (as defined in the Merger Agreement) and the Blockers (as defined in the Merger Agreement), by the shareholders of Aspirational, the satisfaction of the minimum trust account amount following redemptions by Aspirational’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Wheels Up’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Wheels Up and potential difficulties in Wheels Up employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Wheels Up or against Aspirational related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of the Aspirational’s securities a national securities exchange, (xi) the price of Aspirational’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Aspirational plans to operate or Wheels Up operates, variations in operating performance across competitors, changes in laws and regulations affecting Aspirational’s or Wheels Up’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Aspirational’s registration statement on Form S-1 (File No. 333-248592), the registration statement on Form S-4 discussed below and other documents filed by Aspirational from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Wheels Up and Aspirational assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Wheels Up nor Aspirational gives any assurance that either Wheels Up or Aspirational or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Wheels Up and Aspirational. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Aspirational intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Aspirational, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Aspirational shareholders. Aspirational also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Aspirational are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Aspirational through the website maintained by the SEC at www.sec.gov.

The documents filed by Aspirational with the SEC also may be obtained free of charge at Aspirational’s website at https://www.aspconsumer.com or upon written request to #18-07/12 Great World City, Singapore 237994.

Participants in Solicitation

Aspirational and Wheels Up and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Aspirational’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Aspirational and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.